

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2015

Via E-mail
Ms. JJ Fueser
UNITE HERE
243 Golden Gate Avenue
San Francisco, CA 94102

> **Re: Hospitality Properties Trust**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 25, 2015 by UNITE HERE**
> **File No. 001-11527**

Dear Ms. Fueser:

We have reviewed your filing and have the following comments.

General

1.   Please clarify disclosure in your proxy statement that refers to management's attempt to permit board classification without shareholder approval. Management's proposal contemplates shareholder approval.

Management's proposal could turn back the clock on annual director elections

2.   Disclosure states that, if the company were to classify its board by opting into MUTA, shareholders would have an opportunity to vote to opt out of MUTA only on the second annual meeting following classification. Management's proposal requires shareholder approval within eighteen months of the election to be subject to MUTA. Please revise your disclosure accordingly, or clarify your disclosure.

Management's counter-proposal may have been put forward with the sole objective of….

3.   Disclosure states that, if the company were committed to opting out of MUTA, then the Managing Trustees would simply direct the board to opt out. Please revise your disclosure on this point to acknowledge that the Managing Trustees cannot direct the board to take specific action.

Supporting Statement for Our Proposal for MUTA Opt-Out…

4.   Please clarify your disclosure to explain the meaning and import of "Tobin's Q values."

Information on Participants in This Solicitation

5.   As requested in prior comment 8, please provide the disclosure required by
        Item 5(b)(viii) and (xii) of Schedule 14A, or direct us to where the required statements
        appear in your document.

        You may contact me at (202) 551-3503 if you have any questions regarding our
comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Andrew Kahn, Esq.
        Davis, Cowell & Bowe, LLP